UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”, “Telefônica Brasil” or “Vivo”) (B3: VIVT3; NYSE: VIV), in compliance with the provisions of CVM Resolution No. 44/2021 (“RCVM 44”), hereby informs its shareholders and market in general that it received letters from the shareholders Telefónica S.A. (“TEF”) and Telefónica Latinoamérica Holding S.L. (“THL”) informing that, on this date, their participations on the capital stock of the Company changed.

According to the received correspondences: (i) TEF’s shareholding position went from 30.01% represented by 503,329,803 common shares, to 37.83% represented by 634,399,555 common shares, being elevated by 7.82 percentage points; and (ii) TLH’s shareholding position in the Company went from 24.29% represented by 407,279,213 common shares, to 36.31% represented by 608,905,051 common shares, being elevated by 12.02 percentage points.

According to the letters, such changes occurred due to the liquidation and extinction of SP Telecomunicações Participações Ltda. (“SP Telecom” or “Society”), with the consequent delivery of shares issued by the Company and held by SP Telecom (“Shares”) to its partners TEF and TLH, in the proportion of their respective participation in the social capital of the Society, within the scope of sharing the shareholders’ equity, not resulting in any change in the composition of the Company’s control (which was already indirectly controlled by TLH, TEF and SP Telecom, all companies under common control of TEF), its administrative structure or its regular operation.

The content of the letters received by the Company is attached herein, and the original letters are filed at the Company’s headquarters.

The Department of Investor Relations of the Company remains at the shareholders’ disposal to clarify any questions related to the object of this Notice.

São Paulo, October 31, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com / www.ri.telefonica.com.br/

Madrid, 31 de octubre de 2022

A la atención de:

Telefónica Brasil S.A.

Dirección de Finanzas y Relaciones con Inversores

Av. Engenheiro Luiz Carlos Berrini, 1.376, CEP: 04571-936

São Paulo/SP

Att: Sr. David Melcon Sanchez-Friera

Director de Finanzas y de Relaciones con Inversores

Asunto: Cambio de la participación accionarial- Resolución CVM 44/2021

Estimados Señores:

En cumplimiento de la Resolución de la Comisión de Valores Mobiliarios n° 44, de 23 de agosto de 2021 (“RCVM 44/2021”), Telefónica, S.A., sociedad constituida y existente según las leyes de España (“TEF”), informa que su participación en el capital social de Telefônica Brasil S.A. (“Compañía”) ha pasado del 30,01% al 37,83%, estando ahora representada por 634.399.555 acciones ordinarias.

Este aumento de participación en el capital social se debe a la liquidación y extinción de la sociedad SP Telecomunicações Participações Ltda. (“SP Telecom”), con el correspondiente reparto proporcional entre sus socias del patrimonio neto de SP Telecom, incluidas las acciones que SP Telecom tenía en la Compañía. Así, de conformidad con el artículo 12 de la RCVM 44/2021, TEF manifiesta que:

i.	La sede social de TEF se encuentra ubicada en Gran Vía, 28, Madrid, España y está registrada en el CNPJ/ME nº 05.721.582/0001-19;
ii.	Como se mencionó anteriormente, el aumento de participación en el capital social se debe a la liquidación y extinción de SP Telecom, con el correspondiente reparto proporcional entre sus socias del patrimonio neto de SP Telecom, incluidas las acciones que SP Telecom tenía en la Compañía. Este traspaso de participación no modifica la composición del control de la Compañía (que ya era propiedad indirecta de Telefónica Latinoamérica Holding, S.L., TEF y SP Telecom, todas ellas sociedades bajo el control común de TEF), de su estructura administrativa o de su funcionamiento regular;
iii.	En virtud de lo expuesto en el inciso (ii) anterior, TEF informa que ha recibido 131.069.752 acciones de la Compañía, pasando, por lo tanto, a ser titular de 634.399.555 acciones ordinarias de la Compañía. Además, TEF no posee acciones, u otros valores mobiliarios o instrumentos financieros derivados asociados a dichas acciones que liquiden física o financieramente;
iv.	TEF no es parte de ningún acuerdo o contrato que regule el ejercicio de los derechos de voto o la compraventa de valores mobiliarios emitidos por la Compañía, ya que el acuerdo de voto firmado en 1 de octubre de 2020, entre los accionistas de TEF, Telefónica Latinoamérica Holding, S.L. y SP Telecom, así como Telefônica Brasil S.A., como parte interviniente, perdió su objeto en razón la liquidación y extinción da SP Telecom; y

v.	TEF está legalmente representada en Brasil, a los efectos del artículo 119 de la Ley nº 6.404/76, por su apoderado, Sr. Breno Rodrigo Pacheco de Oliveira, registrado en el CPF/ME n° 711.936.930-04.

Sin otro particular y para que así conste a los efectos oportunos, quedamos a su disposición para cualquier cuestión adicional que estimen pertinente.

Un cordial saludo,

Pablo de Carvajal González

Secretario General

Telefónica, S.A.

(free translation of the letter sent by Telefónica, S.A. to Telefônica Brasil S.A.)

Madrid, October 31, 2022

For the attention of:

Telefônica Brasil S.A.

Investor Relations Department

Av. Engenheiro Luiz Carlos Berrini, 1.376, CEP: 04571-936

São Paulo/SP

Att: Sr. David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Subject: Change in shareholding position - CVM Resolution 44/2021

Dear Sirs:

In compliance with the CVM Resolution No. 44, of August 23, 2021 (“RCVM 44/2021”), Telefónica, S.A., a company organized and existing under the laws of Spain (“TEF”), hereby informs that its shareholding position in Telefônica Brasil S.A. (“Company”) went from 30.01% to 37.83%, represented by 634,399,555 common shares.

This increase in the shareholding position is due to the liquidation and extinction of SP Telecomunicações Participações Ltda. (“SP Telecom”), with the corresponding proportional distribution among its partners of SP Telecom’s net assets, including the shares that SP Telecom had in the Company. Thus, in accordance with article 12 of RCVM 44/2021, TEF presents the following information:

i.	TEF’s headquarters is located at Gran Vía, 28, Madrid, Spain and is registered under the CNPJ/ME No. 05.721.582/0001-19;
ii.	As mentioned above, the increase in shareholding position is due to the liquidation and extinction of SP Telecom, with the corresponding proportional distribution among its partners of SP Telecom’s net assets, including the shares that SP Telecom had in the Company. This transfer of participation does not modify the composition of the control of the Company (which was already indirectly owned by Telefónica Latinoamérica Holding S.L., TEF and SP Telecom, all of them companies under the common control of TEF), its administrative structure or its regular operations;
iii.	By virtue of what is stated in subparagraph (ii) above, TEF informs that it has received 131,069,752 shares of the Company, thus becoming the owner of 634,399,555 ordinary shares of the Company. In addition, TEF does not own shares, or other transferable securities or derivative financial instruments associated with said shares that are physically or financially settled;
iv.	TEF is not a party to any agreement or contract that regulates the exercise of voting rights or the purchase and sale of securities issued by the Company, since the voting agreement signed on October 1, 2020, between the shareholders of TEF, Telefónica Latinamérica Holding, S.L. and SP Telecom, as well as Telefônica Brasil S.A., as an intervening party, lost its purpose due to the liquidation and extinction of SP Telecom; and

v.	TEF is legally represented in Brazil, for the purposes of article 119 of Law No. 6,404/76, by its attorney, Mr. Breno Rodrigo Pacheco de Oliveira, registered under CPF/ME No. 711.936.930-04.

For the record of appropriate purposes, we remain at your disposal for any additional question you deem pertinent.

A cordial greeting,

Pablo de Carvajal González

General Secretary

Telefónica, S.A.

Madrid, 31 de octubre de 2022

A la atención de:

Telefónica Brasil S.A.

Dirección de Finanzas y Relaciones con Inversores

Av. Engenheiro Luiz Carlos Berrini, 1.376, CEP: 04571-936

São Paulo/SP

Att: Sr. David Melcon Sanchez-Friera

Director de Finanzas y de Relaciones con Inversores

Asunto: Cambio de la participación accionarial- Resolución CVM 44/2021

Estimados Señores:

En cumplimiento de la Resolución de la Comisión de Valores Mobiliarios n° 44, de 23 de agosto de 2021 (“RCVM 44/2021”), Telefónica Latinoamérica Holding, S.L., constituida y existente según las leyes de España (“TLH”), informa que su participación en el capital social de Telefônica Brasil S.A. (“Compañía”) ha pasado del 24,29% al 36,31%, estando ahora representada por 608.905.051 acciones ordinarias.

Este aumento de participación en el capital social se debe a la liquidación y extinción de la sociedad SP Telecomunicações Participações Ltda. (“SP Telecom”), con el correspondiente reparto proporcional entre sus socias del patrimonio neto de SP Telecom, incluidas las acciones que SP Telecom tenía en la Compañía. Así, de conformidad con el artículo 12 de la RCVM 44/2021, TLH manifiesta que:

i.	La sede social de TLH se encuentra ubicada en Avenida Ronda de la Comunicación, s/n, Madrid, España y está registrada en el CNPJ/ME nº 26.457.699/0001-07;
ii.	Como se mencionó anteriormente, el aumento de participación en el capital social se debe a la liquidación y extinción de SP Telecom, con el correspondiente reparto proporcional entre sus socias del patrimonio neto de SP Telecom, incluidas las acciones que SP Telecom tenía en la Compañía. Este traspaso de participación no modifica la composición del control de la Compañía (que ya era propiedad indirecta de TLH, Telefónica S.A. y SP Telecom, todas ellas sociedades bajo el control común de Telefónica S.A.), de su estructura administrativa o de su funcionamiento regular;
iii.	En virtud de lo expuesto en el inciso (ii) anterior, TLH informa que ha recibido 201.625.838 acciones de la Compañía, pasando, por lo tanto, a ser titular de 608.905.051 acciones ordinarias de la Compañía. Además, TLH no posee acciones, u otros valores mobiliarios o instrumentos financieros derivados asociados a dichas acciones, que liquiden física o financieramente;
iv.	TLH no es parte de ningún acuerdo o contrato que regule el ejercicio de los derechos de voto o la compraventa de valores mobiliarios emitidos por la Compañía, ya que el acuerdo de voto firmado en 1º de octubre de 2020, entre los accionistas de Telefónica S.A., TLH y SP Telecom, así como Telefônica Brasil S.A., como parte interviniente, perdió su objeto en razón la liquidación y extinción da SP Telecom; y

v.	TLH está legalmente representada en Brasil, a los efectos del artículo 119 de la Ley nº 6.404/76, por su apoderado, Sr. Breno Rodrigo Pacheco de Oliveira, registrado en el CPF/ME n° 711.936.930-04.

Sin otro particular y para que así conste a los efectos oportunos, quedamos a su disposición para cualquier cuestión adicional que estimen pertinente.

Un cordial saludo,

Diego Colchero Paetz

Apoderado

Telefónica Latinoamérica Holding, S.L.

(free translation of the letter sent by Telefónica Latinoamérica Holding, S.L. to Telefônica Brasil S.A.)

Madrid, October 31, 2022

For the attention of:

Telefônica Brasil S.A.

Investor Relations Department

Av. Engenheiro Luiz Carlos Berrini, 1.376, CEP: 04571-936

São Paulo/SP

Att: Sr. David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Subject: Change in shareholding position - CVM Resolution 44/2021

Dear Sirs:

In compliance with the CVM Resolution No. 44, of August 23, 2021 (“RCVM 44/2021”), Telefónica Latinoamérica Holding, S.L., an existing company under the laws of Spain (“TLH”), hereby informs that its shareholding position in Telefônica Brasil S.A. (“Company”) went from 24.29% to 36.31%, represented by 608,905,051 common shares.

This increase in the shareholding position is due to the liquidation and extinction of SP Telecomunicações Participações Ltda. (“SP Telecom”), with the corresponding proportional distribution among its partners of SP Telecom’s net assets, including the shares that SP Telecom had in the Company. Thus, in accordance with article 12 of RCVM 44/2021, TLH presents the following information:

i.	TLH’s headquarters is located at Avenida Ronda de la Comunicación, s/n, Madrid, España y está registrada en el CNPJ/ME nº 26.457.699/0001-07;
ii.	As mentioned above, the increase in shareholding position is due to the liquidation and extinction of SP Telecom, with the corresponding proportional distribution among its partners of SP Telecom’s net assets, including the shares that SP Telecom had in the Company. This transfer of participation does not modify the composition of the control of the Company (which was already indirectly owned by TLH, Telefónica S.A. and SP Telecom, all of them companies under the common control of Telefónica S.A.), its administrative structure or its regular operations;
iii.	By virtue of what is stated in subparagraph (ii) above, TLH informs that it has received 201,625,838 shares of the Company, thus becoming the owner of 608,905,051 ordinary shares of the Company. In addition, TLH does not own shares, or other transferable securities or derivative financial instruments associated with said shares that are physically or financially settled;
iv.	TLH is not a party to any agreement or contract that regulates the exercise of voting rights or the purchase and sale of securities issued by the Company, since the voting agreement signed on October 1, 2020, between the shareholders of Telefónica S.A., TLH and SP Telecom, as well as Telefônica Brasil S.A., as an intervening party, lost its purpose due to the liquidation and extinction of SP Telecom; and

v.	TLH is legally represented in Brazil, for the purposes of article 119 of Law No. 6,404/76, by its attorney, Mr. Breno Rodrigo Pacheco de Oliveira, registered under CPF/ME No. 711.936.930-04.

For the record of appropriate purposes, we remain at your disposal for any additional question you deem pertinent.

A cordial greeting,

Diego Colchero Paetz

Attorney

Telefónica Latinoamérica Holding, S.L.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 31, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director